

June 19, 2013

Via E-mail
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

>   **Re: BB&T Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2013**
>   **Filed May 2, 2013**
>   **File No. 001-10853**

Dear Mr. King:

    We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Analysis of Financial Condition, page 50

Table 14 - Selected Loan Maturities and Interest Sensitivity, page 53

1. Within this table, you disclose only variable rate loans within your commercial, financial and agricultural loan and real estate construction and land development loan portfolios. However, you state on page 66 that you offer adjustable-rate loans for the purpose of constructing, purchasing or refinancing residential properties. Furthermore, we note your response to comment 1 in a letter dated August 11, 2011 that in future Form 10-K filings, you will disclose total variable rate loans. Please tell us where this disclosure is located,

or provide us with disclosure to be included in future filings that quantifies, within footnote (2) to Table 14, the amount of variable rate loans within your Retail loan portfolio. Also, disclose the significant terms of your variable rate loans by loan type.

2. We note from your discussion on page 66 that the vast majority of direct retail loans are secured by first or second liens on residential real estate and include both closed-end home equity loans and revolving home equity lines of credit. As direct retail lending represents approximately 13% of your total loan and lease portfolio as of December 31, 2012, and the allowance allocated to direct retail lending increased by 29% during 2012, please tell us why you removed disclosures previously provided related to home equity loans and as agreed upon in your response to comment 6 and comment 3 in letters filed August 11, 2011 and November 22, 2011, respectively. Alternatively, provide us with the disclosures previously provided as of your most recent balance sheet date, and confirm that you will include such disclosures in future filings.

Market Risk Management, page 68

Interest Rate Market Risk (Other than Trading), page 68

3. On page 70, you discuss your consideration as to how the balance sheet and interest rate risk position could be impacted by changes in balance sheet mix and your use of "Beta" in evaluating the impact of the loss of demand deposits and an associated increase in managed rate deposits on your interest-rate sensitivity position. Please explain why you state that you apply an average beta of approximately 80% to managed rate deposits for determining interest rate sensitivity yet in the related table presentation you modeled the beta at 100%. In your response, address whether changing beta from 80% to 100% impacts your deposit mix sensitivity analysis or your conclusions related to such analysis.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 2. Management's Discussion and Analysis, page 42

Provision for Credit Losses, page 48

4. In your discussion for credit losses you state that the provision related to the residential mortgage and other lending subsidiaries, totaling $43 million and $48 million, respectively, increased and were largely the result of updates to loss estimate factors. Please tell us and disclose in future filings how you define loss estimate factors. In addition, discuss the underlying factors that contributed to the update to loss estimate factors for your residential mortgage and other lending subsidiaries loan portfolios, including any trends within the credit quality of the underlying loan portfolios.

Segment Results, page 49

5. In your discussion related to changes in the allocated provision for loan and lease losses for five of your seven reportable segments, you state that the change in provision was primarily the result of reserve rate adjustments. Please tell us and revise your disclosure in future filings to clarify the underlying factors that contributed to each of these reserve rate adjustments, including the trends within the underlying loan portfolios that contributed to the reserve rate adjustments. In addition, clarify how you allocate your provision to reportable segments, and discuss how you develop the reserve rate adjustments as part of the provision allocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3426 or Staci Shannon at (202) 551-3374 if you have questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant